September 13, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (312) 630-6739

William A. Osborn
Chief Executive Officer
Northern Trust Corporation
Fifty South LaSalle Street
Chicago, IL 60675

	Re:	Northern Trust Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 14, 2005
		File No. 0-05965

Dear Mr. Osborn:

	We have reviewed the above referenced filing, and have the following comments. We have limited our review to only the issues
raised in our comments.   Where indicated, we think you should
revise
future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 18 - Other Operating Income and Expenses, page 83

1. We note your disclosure that other income in 2002 included gains of $8.5 million from the sale of leased equipment at the end of the scheduled lease terms and a $4.6 million write-off of the residual value of an aircraft leased to United Airlines. Please provide the following information to us relating to your leasing activities:

* Tell us to what extent you engage in leasing activities and describes the types and classification of leases to which you are a party.

* Tell us how you determine the residual values of leased assets at the end of the lease term.

* Tell us how often you evaluate the residual value of leased assets for impairment.

* Specifically explain how you determined the gains and losses recognized in 2002 related to the sale of leased equipment and the write-off of the leased aircraft.

Note 24 - Contingent Liabilities, page 90

2. You disclose that you and one of your subsidiaries are named as a defendant in several Enron-related class action suits. Please tell us and revise future filings to disclose the possible range of loss that may result from your lawsuits, or explain why you cannot estimate a range of possible loss. Refer to paragraph 10 of SFAS 5.

Note 25 - Derivative Financial Instruments, page 91

3. Given the significance of derivatives to your risk management objectives and the multitude of derivative instruments that you use, please tell us and revise future filings to more clearly describe your objectives for holding or issuing such instruments. Consider providing the following information in a tabular format to summarize your hedging strategies:

* Identify each type of asset or liability for which you employ hedging strategies;

* Identify the types of market risk associated with each asset or liability identified above;

* Identify the financial instruments, including the types of derivatives, which you use to manage each of these risks;

* Disclose the hedging classification for each derivative instrument;
and

* Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of each hedging strategy.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3246 if you have questions regarding our comments.



      Sincerely,


						Angela Jackson
						Senior Accountant


William A. Osborn
Northern Trust Corporation
September 13, 2005
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